OYO GEOSPACE

OYO Geospace Corporation • 7007 Pinemont Drive • Houston, TX 77040 • TEL (713) 986-8674 • FAX (713) 986-4445

April 7, 2005

Ms. Julie Sherman
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: OYO Geospace Corporation
        Form 10-K Filed on December 7, 2004
        File No. 001-13601

Dear Ms. Sherman:

        We enclose herein the responses of OYO Geospace Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in the letter sent from the Staff to Mr. Thomas T. McEntire – Chief Financial Officer on March 31, 2005 (the "Staff Letter"). For the convenience of the Staff, the responses set forth herein have been numbered to correspond with the paragraph numbers contained in the Staff Letter, and the Staff's comments are reproduced in bold face type and followed by our responses.

<u>*Responses to the Staff Letter*</u>

<u>Item 9A. Controls and Procedures</u>

1. **We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." The language that is currently included after the word" effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise future filings to address our concerns.**

        We understand the Staff's comment and will revise this disclosure in future filings to address this comment.

Note 1. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets – Page F-9

2. Please confirm to us that you review goodwill annually for impairment and tell us which date that you have determined to be your annual testing date. See paragraph 26 of SFAS 142. Also, revise future filings to indicate, if true, that you review goodwill annually and "whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable."

The Company reviews goodwill annually for impairment, and has selected September 30th (the last day of its fiscal year) as the date of its annual review. We will make appropriate disclosures in future filings to indicate that the Company reviews its goodwill annually and whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable.

Revenue Recognition – Page F-9

3. We note your disclosure that sales revenues "are *generally* recognized when our products are shipped and title and risk of loss have passed to the customer." Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process.

There are two circumstances under which the Company's sales revenues may not be recognized when our products are shipped and title and risk of loss to those products have passed to the customer. They are as follows:

   a. Performance Provisions – Periodically, the Company will contractually agree with its customers that the Company's new/unproven geophysical technology products will meet rigid physical specifications and requirements encountered in environments where these customers operate. While the Company tests its products in an artificial, simulated environment, exposure to high temperature and high pressure conditions may not occur until the customer physically deploys the product. However, after a product has been delivered, and title to and risk of loss of that product have transferred to the customer, the Company has no control over the deployment of the product, as the Company has no further obligations to the customer (other than as provided under its standard warranty policy). Some sales contracts have been designed to allow the Company to receive an additional performance payment in these types of circumstances. This performance payment is generally 10-20% of the overall contract value, and is due once the equipment has proven to meet a predefined performance test. Any such performance payment is not recognized as revenue by the Company until the customer confirms that such performance test has been met.

   In these types of contract, the remaining 80-90% of the contract value is recognized as revenue when the product is shipped and title and risk of loss have passed to the customer. Collection of this revenue occurs at various stages of production or at delivery of the product and, under the terms of these contracts, is not refundable to the customer. Under contracts with these types of performance provisions, customers are entitled to make claims under the Company's standard warranty policy; however, the customers are not allowed to return the equipment for a refund.

b. Bill and Hold -- Occasionally our seismic customers are not able to take immediate delivery of products which were specifically manufactured to their purchase order specifications. This might occur where there are logistical issues with seismic crew deployment. In these instances, the customer will ask the Company to hold the equipment for a short period of time until they can physically take delivery of the product. We consider the following criteria in recognizing revenue when delivery has not occurred:

1.   Whether the risks of ownership have passed to the customer;

2.   Whether the Company has obtained a fixed commitment to purchase the goods in written documentation from the customer;

3.   Whether the customer requested that the transaction be on a bill and hold basis and the Company received this request is writing;

4.   Whether there is a fixed schedule for delivery of the equipment;

5.   Whether the Company has no specific performance obligations such that the earning process is not complete;

6.   Whether the ordered goods are segregated from the Company's inventory and are not subject to being used to fill other orders; and

7.   Whether the equipment is complete and ready for shipment.

In addition, the Company has not modified its normal billing and credit terms for these shipments.

At September 30, 2004, the Company had recognized $1.3 million of revenues for bill and hold transactions.

4.   **Supplementally and in future filings please address how the company considers each of the criteria in SAB Topic 13.A.1 in its revenue recognition policy.**

The Company's revenue is derived primarily from the sale, and short term rental under operating leases, of seismic instruments and equipment and commercial graphics products. Rentals of the Company's equipment generally range from daily rentals to rental periods of up to six months or longer. The Company's accounting policy regarding revenue recognition is to recognize revenue consistent with SAB Topic 13.A.1. The Company recognizes revenue when all of the following criteria are met:

- *Persuasive evidence of an arrangement exists.* The Company operates under a purchase order/contract system for goods sold to customers, and under rental/lease agreements for equipment rentals. These documents evidence that an arrangement exists.

- *Delivery has occurred or services have been rendered.* For product sales, revenues are not recognized until delivery has occurred or performance measures are met. For rental revenue, revenue recognition occurs when earned.

- *The seller's price to the buyer is fixed or determinable.* Sales prices are defined in writing in a customer's purchase order, purchase contract or equipment rental agreement.

- *Collectibility is reasonably assured.* The Company has a customer credit policy to ensure collectibility is reasonably assured.

Except for certain reservoir characterization products, the Company's products are generally sold without any performance test or acceptance provisions and the Company's standard terms of sale do not allow customers to return products for credit. With respect to any reservoir characterization product sold pursuant to a sales contract containing a performance test, the Company defers the revenue, and the related profits, attributable to the portion of the contract tied to the performance test until the Company receives confirmation from the customer that the test has been satisfied.

Most of the Company's products do not require installation assistance from the Company or sophisticated instruction on installation or operation.

We will expand disclosure in future filings to discuss the foregoing.

5. **We noted that you delivered a reservoir characterization and monitoring system to a customer and recognized $15.8 million in related revenues in 2002 and $2.5 million in 2003 and earned a $3.6 million bonus which was recognized in 2004. Supplementally and in future filings, tell us the following:**

- **Tell us the nature of the reservoir characterization and monitoring system and provide us with a clearer understanding as to why revenue was recognized over a period of time for the sale of the product, rather than at one point in time. For instance, did you sell one product and charge fees over a specified period of time for related services provided, or sell this customer a number of products over a period of time, please clarify.**

We refer you to our previous response to the Staff on May 2, 2002 (see attached copy of the Staff's letter and the Company's response). Specifically, please see our response to the Staff's questions 10 and 14 and our disclosure on page 2 of the Company's Form 10-K for fiscal year 2004.

The Company designs and sells high definition reservoir characterization products which are configured and customized to help oil and gas producers enhance their recovery of oil and gas deposits over the life of the reservoir. These systems utilize seismic instruments (geophones and hydrophones) and electrical circuitry to gather, transmit and store seismic data so that it can be processed and interpreted by geophysicists and geologists. These component parts referred to above are manufactured by the Company on a regular basis. After processing, the seismic data is used to create an image of the producing reservoir. By obtaining a series of these images over various time intervals, a new, fourth dimension, time, was introduced to help map the flow of hydrocarbons underneath the earth's surface. The imaging of oil and gas reservoirs in this manner is commonly referred to as "reservoir characterization."

The reservoir characterization system to which the Staff is referring was the first of its kind anywhere in the world. It consists of approximately 40 separate cables which, if extended, would stretch over 80 miles. In addition, the system includes numerous umbilical connections that span 17 miles if fully extended. The system is now installed on the bottom of the North Sea and is capable of continuously monitoring over 10,000 channels (or data points) of information.

Revenues for the sale of this system were recognized in three different fiscal years for the reasons explained below:

o <u>Fiscal Year Ended September 30, 2002</u> - The initial contract value for the system was approximately $19 million, including a performance bonus. After completing the manufacturing process in accordance with the customer's specifications and after meeting the customer's requirements for acceptance, the customer accepted title to, and risk of loss for, the system in 2002. As a result, we recognized revenues of approximately $15.8 million and the related cost of goods sold and estimated warranty cost. None of the $15.8 million was refundable to the customer. Under the terms of the sales contract for this system, the Company was entitled to a $3.0 million performance bonus payment if the system continued to perform from the time of its installation on the ocean bottom through December 31, 2003. As a result, the Company deferred the recognition of $3.0 million of revenues until the performance criteria was met (see below).

o <u>Fiscal Year Ended September 30, 2003</u> – In 2003, the sales contract was amended and the customer ordered additional components to expand the system valued at $3.1 million, including a performance bonus. At that time, the customer accepted title to, and risk of loss for, the additional components, and the Company recognized $2.5 million of the additional contract price as revenue and the related cost of goods sold and warranty cost. None of the $2.5 million was refundable to the customer. Under the terms of the amended contract, the Company was entitled to a $0.6 million performance bonus payment if the system continued to perform from the time of its installation on the ocean bottom through December 31, 2003. As a result, the Company deferred the recognition of $0.6 million of revenues until the performance criteria was met (see below).

o <u>Fiscal Year Ended September 30, 2004</u> – In the spring/summer of 2003, the customer completed a lengthy installation of the system on the bottom of the North Sea and the system's cables were trenched into the bottom of the ocean. As a result of the system's successful performance from installation through December 31, 2003, the customer remitted an additional $3.6 million to the Company in accordance with the terms of the amended contract, which included the $3.0 million deferred from fiscal year 2002 and $0.6 million deferred from fiscal year 2003, as is discussed above. December 31, 2003, the date on which the performance test was satisfied, falls in the Company's 2004 fiscal year.

- **We noted on page 2 that you classify reservoir characterization projects as "large-scale projects that have the potential to result in substantial fluctuations in quarterly performance." Please tell us how you recognize revenue for these "large-scale" projects and clarify why your revenue recognition for such projects can result in substantial fluctuations in quarterly performance.**

The Company recognizes revenues from the sale of its reservoir characterization product in the same manner as it recognizes revenues from the sales of any other product. The Company considers the criteria discussed in paragraph 4 and other factors in determining when the Company should recognize revenue.

We have used the term "large-scale" to describe these type of projects because the value of a deepwater ocean-bottom system can exceed $20 million, such as with the high definition reservoir characterization system (with the additional components) discussed above. In addition, such a system can take six-months or more to manufacture. For instance, the Company recognized $15.8 million of revenue from the sale of the large-scale reservoir characterization system mentioned in the preceding bullet in its fiscal quarter ended June 30, 2002 (64% of the Company's revenues in that fiscal quarter were generated by the sale of this system), while the development and production of the system took many quarters to complete.

- **Tell us how the company considers each of the criteria included in SAB Topic 13.A.1 with regards to revenue recognition related to these systems.**

We understand the Staff's question concerning "these systems" to mean large-scale reservoir characterization projects. In this regard, the Company meets the criteria of SAB Topic 13.A.1 as follows:

- *Persuasive evidence of an arrangement exists.* A written contract is entered into between the Company and a customer outlining the terms of sale of the system (including, among others, price, delivery, product specifications, payment terms and performance provisions).

- *Delivery has occurred or services have been rendered.* Revenues are recognized only when the customer accepts legal title to and risk of loss for the product or with respect to any portion of a sales contract tied to the satisfaction of a performance test, when the performance test is met.

- *The seller's price to the buyer is fixed or determinable.* A written contract exists which outlines the price to be paid by the customer to the Company for the system.

Collectibility is reasonably assured. Overall customer credit risk has not been a significant factor because customers ordering the Company's reservoir characterization systems tend to be past customers who are well-capitalized, large multi-national oil and gas companies.

- Lastly, tell us the nature of the bonus received, including what type of service was provided in exchange for this bonus, if any. Please also tell us the point at which revenue was recognized. Please cite the accounting guidance in which you based your accounting.

The Company did not provide any specific services to generate this bonus. This $3.6 million bonus is the performance payment referred to under the second bullet in this paragraph 5.

As is mentioned above, the reservoir characterization system which generated this $3.6 million bonus payment was the first of its kind to be permanently installed in the ocean-bottom. The Company and the customer were not certain of the system's ability to successfully perform as intended; hence the Company and the customer agreed in the sales contract that the Company would receive a performance bonus if the system successfully passed the specified performance test. As a result, the Company's collection of the $3.6 million performance bonus was not reasonably assured at the time the system was sold. When the system performed its intended function from the time of the system's installation through December 31, 2003, the Company recognized the $3.6 million performance bonus as revenue. The Company collected this bonus from the customer in fiscal year 2004.

Foreign Currency Gains and Losses – Page F-10

6. In future filings please disclose the aggregate transaction gain or loss included in determining net income for the period in the financial statement or footnotes to the financial statements. See paragraph 30 of SFAS 52.

We understand the Staff's comment and will make appropriate disclosures in future filings.

Note 2. Acquisitions – Page F-13

7. Please provide further detail as to how you calculated and presented the gain of $686,000 in fiscal 2002. Further, tell us why your additional investment in OYO-GEO Impulse resulted in negative goodwill.

The Company's investment in OYO-GEO Impulse dates back to 1990. At that time, the Company acquired a 44% minority ownership interest in this Russian joint venture. In the Company's 1994 fiscal year, there was a significant devaluation of the Russian ruble. At that time, it appeared that the Company's investment in OYO-GEO Impulse would not be realized, and the Company recorded a write-off of its entire investment of approximately $1.7 million, which included a $0.5 million equity investment in the joint venture and a $1.2 million loan to the joint venture. Although the Company's equity investment in and loan to OYO-GEO Impulse were reduced to zero, the Company continued as a minority owner of the joint venture.

From 1997 to 2001, the demand for seismic equipment in Russia increased dramatically. As a result, OYO-GEO Impulse began to operate profitably and significantly improve its financial position.

In October 2001, the Company was offered the opportunity to increase its ownership interest in OYO-GEO Impulse from 44% to 85% in exchange for the forgiveness of the $1.2 million loan which was written off in 1994. Due to improving economic circumstances in Russia and other factors, the Company accepted this proposal.

At that time, it was determined that the fair value of the OYO-GEO Impulse balance sheet was as follows (in thousands):

Cash	$ 913
Other current assets	1,134
Property & equipment	341
Current liabilities	(1,221)
Net equity of OYO-GEO Impulse	1,167
Less 15% minority interest	(175)
Value of 85% investment	992
Less long-lived assets (PP&E)	(341)
Adjusted value of 85% investment	651
Unrecognized dividend income	120
Gain from the transaction before taxes	771
Less estimated income taxes	(85)
Final transaction gain	$ 686

In accordance with paragraph 44 of SFAS No. 141, the long-lived assets of $341,000 were deducted to arrive at the final negative goodwill total of $686,000. In accordance with the provisions of SFAS No. 141 paragraph 45, the negative goodwill was recorded as an extraordinary gain, net of applicable income taxes.

Note 11. Stockholders' Equity – Page F-19

8. **We noted that the company has issued shares of restricted stock. Supplementally, and in future filings, please provide a description of the significant terms of the restricted stock award and how you accounted for the issuance of the stock, as well as how you determined the timing and measurement of related compensation charges, if any. Cite the accounting guidance on which you based your accounting. See paragraphs 46 and 47 of SFAS 123.**

The Company has not issued any shares of restricted stock since August 1, 2001. All outstanding shares of the Company's restricted stock have fully vested; thus there were no outstanding shares of restricted stock as of September 30, 2004. The Company's issuances of restricted stock were recorded at the fair value of the stock subject to these awards and were recorded as a component of stockholders' equity, with a credit to additional paid in capital. The Company recorded compensation expense based on the vesting criteria of the individual awards.

The Company will account for future issuances of stock – based compensation in accordance with applicable guidance, which requires that stock-based awards be measured and recognized at fair value. All factors for the valuation of such awards will be determined under the Black-Scholes option-pricing model.

<u>Note 17. Segment and Geographic Information – Page F-26</u>

9. **In future filings report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact. See paragraph 37 of SFAS 131.**

We understand the Staff's comment and will make appropriate disclosures in future filings.

If you have any questions concerning the foregoing responses, please contact the undersigned at (713) 986-8674.

Sincerely,



Thomas T. McEntire
Chief Financial Officer

Attachments

cc: <u>PricewaterhouseCoopers LLP</u>
       Ray Garcia
       Amanda Howton

       <u>Fulbright & Jaworski L.L.P.</u>
       Charles H. Still
       Nadelle Grossman